KENNETH BETTS

Partner

214-453-6435

kbetts@winston.com

VIA EDGAR AND FEDERAL EXPRESS

February 3, 2021

Mr. Ruairi Regan

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C.  20549

Re:	Connect Invest II LLC Offering Statement on Form 1-A CIK No. 0001831623

Dear Mr. Regan:

This letter is submitted on behalf of Connect Invest II LLC (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “Commission “) with respect to the Company’s Draft Offering Statement on Form 1-A submitted on January 4, 2021 (the “Offering Statement”), as set forth in your letter dated January 28, 2021 addressed to Mr. Todd B. Parriott, Chief Executive Officer (the “Comment Letter”).  The Company is concurrently filing Amendment No. 1 to the Offering Statement (the “Amendment”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, the Staff’s comments from the Comment Letter are set forth below in bold font.  Unless otherwise indicated, page references in the Staff’s comments refer to the Offering Statement, and page references in the response refer to the Amendment.  The responses provided herein are based on information provided to Winston & Strawn LLP by the Company.

Offering Statement Form 1-A

Cover Page

1.	Please specify the amount of each series of notes you intend to offer pursuant to the offering statement. Refer to Item 1(d) of Part II of Form 1-A.

Response: In response to the Staff’s comment, the Company has revised the language on the cover page and pages 5 and 30 to provide the requested disclosure.

February 3, 2021 Page 2

Prior Performance Summary, page 62

2.	Please revise the description of your business to reflect that you have not yet commenced operations. It appears from your description that you already make loans and generate income, yet you do not appear to have done so at this stage.

Response: In response to the Staff’s comment, the Company has added language on pages 3 and 19 to provide the requested disclosure.

3.	Please clarify how Connect Invest and Ignite are affiliated. Also, file the Servicing Agreement as an exhibit.

Response: In response to the Staff’s comment, the Company has added language on pages 3 and 19 to provide the requested disclosure. The Company has also filed the form of Servicing Agreement as an exhibit to the Amendment.

Investor Agreement, page 31

4.	We note your disclosure of the mandatory arbitration provision and the jury trial waiver provision of the Investor Agreement on page 32. Please expand your disclosure, including a risk factor, in the offering statement to:
•	Describe any questions as to enforceability of each such provisions under federal and state law;
•	Clarify whether each of these provisions apply to claims under the federal securities laws and whether each such provision applies to claims other than in connection with this offering; and
•	To the extent any of these provisions applies to federal securities law claims, please revise the disclosure to state that, by agreeing to such provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.

Also, file the investor agreement as an exhibit.

Response: The Company hereby advises the Staff that the Company has determined that an investment agreement will not be required as part of the investment process and has deleted all references to that document from the Amendment.

Liquidity and Capital Resources, page 34

5.	We note that you will not use the proceeds of this offering to pay the offering costs. Given your available cash, please clarify the source of funds to pay these costs.

Response: The Company has added language on page 34 to provide the requested disclosure.

February 3, 2021 Page 3

The Manager and the Management Agreement, page 38

6.	Please identify the manager and disclose the aggregate maximum dollar amount of the management fee during the first fiscal year of operations.

Response: In response to the Staff’s comment, the Company has added language on pages 38 and 39 to provide the requested disclosure.

7.	Please file the management agreement as an exhibit.

Response: In response to the Staff’s comment, the Company has filed the management agreement as an exhibit to the Amendment.

Part F/S, page 46

8.	Please have your auditor revise its auditor report to include a title that includes the word "independent" to clearly indicate that it is the report of an independent auditor. Reference is made to paragraph 23 of the AICPA Auditing Standards Codification Section 700A.

Response: In response to the Staff’s comment, the auditor has revised its audit report to clearly indicate that the report has been rendered by an independent auditor.

Signatures, page 52

9.	The signatures should identify each capacity in which the offering statement is being signed including the principal financial officer and principal accounting officer and a majority of your board of directors. Please revise.

Response: In response to the Staff’s comment, the Company has revised the signature page to include the requested disclosure.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please contact me at (214) 453-6435.

Sincerely,

/s/ Kenneth L. Betts

Kenneth L. Betts

cc:       Mr. Todd B. Parriott

Connect Invest II LLC